GRUPO TMM COMPANY CONTACT:
 Jacinto Marina, Chief Financial Officer
011-525-55-629-8790
(Jacinto.marina@tmm.com.mx)
Brad Skinner, Senior Vice President
Investor Relations
011-525-55-629-8725
brad.skinner@tmm.com.mx
Luis Calvillo, Executive Vice President
and Media Relations
011-525-55-629-8758
(luis.calvillo@tmm.com.mx)

AT DRESNER CORPORATE SERVICES:
Kristine Walczak (general investors, analysts and media)
312-726-3600
(kwalczak@dresnerco.com)

FOR IMMEDIATE RELEASE
Tuesday, October 15, 2002

GRUPO TMM TO REPORT THIRD-QUARTER EARNINGS OCTOBER 28

Conference Call To Be Accessible Via Internet

Mexico City, October 15, 2002 - Grupo TMM, S.A. (NYSE: TMM), the largest Latin American multi-modal transportation and logistics company, and owner of the controlling interest in Grupo Transportacion Ferroviaria Mexicana, S.A. de C.V. (Grupo TFM), will publish third quarter results on Monday, October 28, 2002. Management will discuss third-quarter earnings and provide a corporate update on Tuesday, October 29, 2002, at 11:00 a.m. Eastern Time.

To participate in the call, please dial 800-366-7449 (domestic) or 303-262-2130 (international) at least 5 minutes prior to the start of the call. Presentation material and a simultaneous Webcast of the meeting will be available on PR Newswire's Web site at http://www.firstcallevents.com/service/ajwz367627896gf12.html. Grupo TMM suggests that Internet participants access the site at least five minutes prior to the start of the conference call to download the presentation and install any software required to run the presentation.

A replay of the conference call will be available through November 5, 2002 at 11:59 p.m. EST by dialing 800-405-2236 or 303-590-3000 by entering conference ID 503841, and on the Internet a replay will be available for 30 days at http://www.firstcallevents.com/service/ajwz367627896gf12.html.

Headquartered in Mexico City, Grupo TMM is Latin America's largest multimodal transportation company. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of ocean and land transportation services. Grupo TMM also has a significant interest in Transportacion Ferroviaria Mexicana (TFM), which operates Mexico's Northeast railway and carries over 40 percent of the country's rail cargo. Visit Grupo TMM's web site at www.grupotmm.com.mx and TFM's web site at www.tfm.com.mx. Both sites offer Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in TFM, S.A. de C.V. and other new businesses; risks associated with the Company's reorganization and asset sale programs; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses, and, if necessary, the ability of the Company to refinance its indebtedness on favorable terms. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the Securities and Exchange Commission.